Husqvarna

Contents

Half-year Report 2007

Stockholm 24 July 2007

- **Net sales for the first half increased to SEK 21,262m (19,471) and income for the period to SEK 1,683m (1,343*), corresponding to SEK 4.36 (3.49*) per share.**
- **Net sales for the second quarter increased by 19% to SEK 12,048m and operating income by 38% to SEK 1,758m, earnings per share increased to SEK 2.77 (2.07*).**
- **Excluding acquisitions, net sales for the second quarter increased by 1% and operating income by 5%. Operating margin for Consumer Products improved from previous year.**
- **Strong performance for the recently acquired Gardena operation in its normally strongest quarter.**

*Pro forma

SEKm	Q2 2007,[1]	Q2 2006	Change, %	Change, adjusted for currency and acquisitions, %[2]	First half 2007	First half 2006	Change, %	Change, adjusted for currency and acquisitions, %[2]	Full year 2006
Net sales	**12,048**	10,133	19	1	**21,262**	19,471	9	3	29,402
Operating income	**1,758**	1,275	38	5	**2,742**	2,204	24	5	3,121
Operating margin, %	***14.6***	*12.6*	-	-	***12.9***	*11.3*	-	-	*10.6*
EBITDA	**2,049**	1,512	36		**3,260**	2,441	34		3,957
EBITDA margin, %	**17.0**	14.9	-	-	**15.3**	12.5	-	-	13.5
Income after financial items	**1,528**	1,154[3]	32	-	**2,404**	1,946[3]	24	-	2,692[3]
Margin, %	***12.7***	*11.4*[3]	-	-	***11.3***	*10.0*[3]	-	-	*9.2*[3]
Income for the period	**1,070**	797[3]	34	-	**1,683**	1,343[3]	25	-	1,862[3]
Earnings per share, SEK[4]	**2.77**	2.07[3]	34	-	**4.36**	3.49[3]	25	-	4.83[3]
Return on capital employed, %[4]	-	-	-	-	**22.0**	24.2[3]	-	-	23.8[3]
Return on equity, %[5]	-	-	-	-	**33.7**	36.9[3]	-	-	32.5[3]

1) The newly aquired operations of Gardena and Zenoah are included in the Group's accounts during three months and Soff-Cut during one month.
2) Including both transaction and translation effects excluding acquisitions.
3) Pro forma.
4) Figures for 2006 and 2007 are based on the number of shares as of 30 June 2007, i.e. 385,136,895.
5) Calculated as rolling 12 months.

Adress	Besöksadress	Telefon	Fax	Reg. No.	Hemsida
HUSQVARNA AB (publ) Box 30224 104 25 Stockholm	S:t Göransgatan 143	036-14 65 00	08-738 64 01	556000-5331	www.husqvarna.com

HUSQVARNA'S FINANCIAL INFORMATION

The Husqvarna Group was established and capitalized as of 31 May 2006. Operations in Husqvarna previously comprised the Outdoor Product segment within the Electrolux Group.

During 2006 Husqvarna published pro forma financial information as well as combined financial statements. The difference between the pro forma information and the combined financial statements are described in Note 29 in the Group's Annual report 2006.

This report shows pro forma comparable figures for the first half of 2006. The income statement and cash flow analysis on pages 12 and 14 show both pro forma and combined comparable figures.

Pro forma financial information

The pro forma financial information has been prepared in order to describe Husqvarna on a stand-alone basis, and is based on the assumption that Husqvarna was established and capitalized as of 1 January 2005 for the pro forma income statement and 31 December 2005 for the pro forma balance sheet.

The following financial information for 2006 is shown pro forma in the report and has been marked with an asterix*: financial net, taxes, earnings per share and cash flow.

Combined Financial Statements

Operations were transferred to Husqvarna at book values reported by Electrolux according to the predecessor basis. The combined financial statements represent the financial position, results of operations and cash flows of Husqvarna AB and its subsidiaries and other legal entities, which were included in the former Outdoor Product segment within Electrolux.

As the establishment of the Group was finalized by 31 May 2006, the income statement, balance sheet, equity statement and cash flow statement as of 1 June 2006 onward represent the consolidated values for the Group.

Accounting principles

Husqvarna applies International Financial Reporting Standards (IFRS) as adopted by the European Union. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council.

The financial statements of the Parent Company have been prepared in accordance with the Swedish Annual Accounts Act and the accounting standard RR 32:06 "Accounting for Legal Entities".

The accounting principles applied in this interim report are described in Husqvarna's Annual report 2006. The accounting principles are also available on Husqvarna's web site www.husqvarna.com in the section Investor Relations.

NET SALES AND INCOME

Second quarter

Net sales
Net sales for the Husqvarna Group in the second quarter of 2007 amounted to SEK 12,048 m (10,133), corresponding to an increase of 19%. The improvement refers mainly to the acquisitions of Gardena and Zenoah. In comparable currencies and excluding acquisitions, net sales rose by 1%. For information on acquisitions, see page 6 and 18.

Operating income
Operating income rose by 38% to SEK 1,758m (1,275). The improvement refers mainly to the Gardena acquisition and its strong performance in the quarter, despite a one-time charge of SEK 53m related to revaluation of inventory in connection with the establishment of the acquisition balance of Gardena. In addition, operating income was negatively affected by a provision of SEK 34m related to a write down of receivables within Consumer Products North America.

In comparable currencies and excluding acquisitions, operating income rose by 5% on the basis of improvements in both Consumer Products and Professional Products. Including transaction and translation effects, changes in exchange rates had a total negative impact of SEK 44m on operating income. Transaction effects, net of hedging contracts, amounted to SEK 0m, and the effects of translation of income statements in subsidiaries amounted to SEK -44m.

Financial net
Net financial items for the second quarter amounted to SEK -230m (-121*). The financial net was negatively impacted by higher net borrowings related to the acquisitions and higher interest rates.

Income after financial items
Income after financial items rose to SEK 1,528m (1,154*), corresponding to a margin of 12.7% (11.4*).

Taxes
Total taxes amounted to SEK -458m (-357*), corresponding to 30% (31*) of income after financial items.

Earnings per share
Income for the period amounted to SEK 1,070m (797*), corresponding to SEK 2.77 (2.07*) per share before dilution.

First half

Net sales
Husqvarna's net sales for the first half of 2007 amounted to SEK 21,262m (19,471), corresponding to an increase of 9%. The increase refers mainly to the acquisitions of Gardena and Zenoah.

In comparable currencies and excluding acquisitions, net sales rose by 3% on the basis of growth in both the Group's business areas.

Operating income
Operating income increased by 24% to SEK 2,742m (2,204) and operating margin rose to 12.9% (11.3). The improvement refers mainly to the Gardena acquisition and its strong performance in the second quarter, as well as to improved income for primarily Commercial Lawn and garden within Professional Products. As mentioned above, operating income in the second quarter was negatively impacted by a one-time charge of SEK 53m related to the revaluation of inventory in connection with the establishment of the acquisition balance of Gardena. Operating income in the second quarter was also

* *Pro forma*

negatively affected by a provision of SEK 34m related to a write down of receivables within Consumer Products in North America.

In comparable currencies and excluding acquisitions, operating income rose by 5%, with increases for both Consumer Products and Professional Products. Including transaction and translation effects, changes in exchange rates had a negative impact of approximately SEK 70m on operating income. Transaction effects net of hedging contracts amounted to approximately SEK 20m, and the effects of translation of income statements in subsidiaries amounted to approximately SEK -90m.

Financial net

Net financial items for the first half amounted to SEK -338m (-258*). The financial net was negatively impacted by higher net borrowings related to the acquisitions and higher interest rates.

Income after financial items

Income after financial items increased to SEK 2,404m (1,946*), corresponding to a margin of 11.3% (10.0*).

Taxes

Total taxes amounted to SEK -721m (-603*), corresponding to 30% (31*) of income after financial items.

Earnings per share

Income for the period amounted to SEK 1,683m (1,343*), corresponding to SEK 4.36 (3.49*) per share before dilution.

OPERATING CASH FLOW

Operating cash flow SEKm	Q2 2007	Q2 2006 Pro forma	First half 2007	First half 2006 Pro forma	Full year 2006 Pro forma
Cash flow from operations, excluding changes in operating assets and liabilities	1,592	1,037	2,504	1,820	2,626
Changes in operating assets and liabilities	1,900	1,676	-1,751	-3,466	-1,194
Cash flow from operations	**3,492**	**2,713**	**753**	**-1,646**	**1,432**
Cash flow from investments	-254	-209	-410	-510	-897
Operating cash flow	**3,238**	**2,504**	**343**	**-2,156**	**535**

Operating cash flow in the second quarter amounted to SEK 3,238m (2,504*). The improvement resulted mainly from higher income, as well as a positive trend for trade receivables and trade payables during the quarter.

Operating cash flow in the first half amounted to SEK 343m (-2,156*). The improvement refers mainly to higher income and an improvement in trade payables, while higher inventories had a negative impact.

FINANCIAL POSITION

Group equity as of 30 June 2007 excluding minority interests, amounted to SEK 7,296m (5,891), corresponding to SEK 18.94 (15.30) per share.

The net debt/equity ratio was 1.82 (1.15) and the equity/asset ratio decreased to 22.8% (29.2).

* *Pro forma*

The Group's net borrowings as of 30 June 2007 increased to SEK 13,377m (6,772), as a result of acquisitions. During the quarter, net borrowings declined by SEK 1,158m. The decline refers mainly to a strong operational cash flow, following the Group's normal seasonality, which more than offset payment of approximately SEK 1,600m for the Zenoah and Soff-cut acquisitions, as well as the dividend payment of SEK 667m.

Net borrowings SEKm	30 June 2007	30 June 2006	31 December 2006
Interest-bearing liabilities	15,239	8,155	5,090
Liquid funds	1,862	1,383	840
Net borrowings	**13,377**	**6,772**	**4,250**
Net debt/equity	1.82	1.15	0.68
Equity/assets ratio, %	22.8	29.2	38.3

PERFORMANCE BY BUSINESS AREA IN THE SECOND QUARTER

Operations in Husqvarna comprise two business areas - Consumer Products and Professional Products. Consumer Products is divided into two geographical areas, i.e. North America and Rest of the world. Professional Products comprises three areas, i.e. Forestry, Commercial Lawn and garden, and Construction.

Consumer Products

SEKm	**Q2 2007**	Q2 2006	Change, %	Change, adjusted for currency and acquisitions, %[1]	**First half 2007**	First half 2006	Change, %	Change, adjusted for currency and acquisitions, %[1]	Full year 2006
Net sales	**8,418**	6,993	20	1	**14,625**	13,533	8	2	18,335
Operating income	**1,164**	734	59	8	**1,685**	1,237	36	9	1,415
Operating margin, %	**13.8**	10.5	-	-	**11.5**	9.1	-	-	7.7

1) Including both transaction and translation effects excluding acquisitions.

Industry shipments of consumer garden products in North America are estimated to have declined significantly in the second quarter. Group sales in North America were lower than in the previous year, but declined less than industry shipments. Operating income decreased, due mainly to higher costs for raw materials and a write-down of SEK 34m on receivables, which were only partly offset by improvements in price and mix. Excluding one-time costs in both the current quarter and the second quarter of 2006, operating margin was largely unchanged.

Market demand in Europe is estimated to have been higher than in the previous year. Group sales in Europe increased, even after adjustment for the Gardena acquisition, mainly on the basis of higher sales of Husqvarna-branded products in the dealer channel. Operating income and margin for the European operation showed a significant improvement, even excluding Gardena. Gardena reported strong improvements in sales, operating income and margin. Gardena normally has a larger part of sales and income in the second quarter compared to the Group's other consumer operations. Operating income for Gardena was negatively impacted by a one-time charge of SEK 53m related to the revaluation of inventory in connection with the establishment of the acquisition balance (see page 6).

Retailers' and dealers' inventories at the end of the quarter are estimated to have been lower than in the corresponding quarter in 2006, both in North America and Europe. Group inventories were on the same level as in the previous year.

Overall, Consumer Products showed higher operating income and margin, even excluding Gardena.

Professional Products

SEKm	Q2 2007	Q2 2006	Change, %	Change, adjusted for currency and acquisitions, %[1]	First half 2007	First half 2006	Change, %	Change, adjusted for currency and acquisitions, %[1]	Full year 2006
Net sales	3,630	3,140	16	2	**6,637**	5,938	12	5	11,067
Operating income	642	576	11	4	**1,152**	1,031	12	4	1,875
Operating margin, %	17.7	18.3	-	-	**17.4**	17.4	-	-	16.9

1) Including both transaction and translation effects excluding acquisitions.

Market demand for professional chainsaws is estimated to have declined during the second quarter in both Western Europe and the US, compared with a strong quarter in 2006. Group sales were lower than in the previous year, excluding the Zenoah acquisition, despite continued strong sales growth particularly in Russia. Sales of accessories showed a strong increase. Operating income and margin for Forestry declined somewhat, as a result of integration costs related to the Zenoah acquisition.

Demand for commercial lawn and garden equipment is estimated to have increased in Europe and declined in the US. Group sales in this product area rose significantly, mainly as a result of the acquisition of Dixon, Klippo and Zenoah. The Group also achieved good growth in Europe for riders and handheld products. Operating income improved, mainly on the basis of acquisitions, while margin was in line with the previous year.

Market demand for diamond tools and cutting equipment for the construction industry is estimated to have declined slightly in the US and shown an upturn in Europe. Excluding acquisitions, Group sales declined somewhat in SEK but increased in comparable currencies. Operating income and margin increased as a result of acquisitions.

Overall, operating income for the Professional Products business area was higher than in the previous year. Operating margin declined, mainly due to integration costs related to the Zenoah acquisition, but improved slightly excluding acquisitions.

CHANGES IN GROUP STRUCTURE DURING THE SECOND QUARTER

At the end of March, acquisition of the German company Gardena AG was completed.
In the fiscal year ending September 2006, Gardena reported sales of approximately SEK 3,800m (EUR 422m) and operating income of approximately SEK 486m (EUR 54m). For the calendar year 2006, sales amounted to SEK 3,966m and operating income to SEK 427m. Gardena normally has a higher proportion of sales and income in the first half of the year than the Group's other consumer operations. In 2002-2006, Gardena in average had approximately 35% of net sales and 55% of operating income in the first quarter, and approximately 40% and 85% respectively in the second quarter. Sales in the third and fourth quarter represented approximately 15% and 10% respectively, while income was negative in both quarters. Gardena is included in the second quarter with sales of SEK 1,741m and operating income of SEK 420m, including a one-time charge of SEK 53m related to the fair value allocated to the inventory in connection with the acquisition of Gardena. In accordance with IFRS 3 Business Combination, an acquired company's assets and liabilities should be valued at fair value as of the acquisition date. In the acquisition balance of Gardena a fair value adjustment has increased the value of purchased inventory by SEK 53m. Due to Gardena's high turnover of inventory in the second quarter the full amount has been charged to the income statement for this quarter.

At the beginning of April, acquisition of the outdoor products operation within Komatsu Zenoah was completed. Sales for this operation in the latest fiscal year ending 31 March 2006 amounted to approximately SEK 1,200m (approximately JPY 19 billion). Zenoah is included in the second quarter with sales of SEK 288m and operating income of SEK 5m, including integration costs of SEK 17m.

At the beginning of June, acquisition of the American company Soff-Cut was completed. In 2006 the company reported sales of approximately SEK 240m (approximately 35.4 million USD).The majority of sales are in the US. Soff-Cut is included in the second quarter as of 1 June, with sales of SEK 23m and operating income of SEK 8m.

Total sales for all acquisitions included in the second quarter of 2007 but not in the second quarter of 2006 amount to SEK 2,257m and operating income to SEK 463m. The corresponding figures for the first half amount to SEK 2,400m and operating income to SEK 495m.

For more information on acquisitions made in 2007, see page 18.

RISKS AND FACTORS OF UNCERTAINTY

A number of risk factors may affect Husqvarna's operations in terms of operational risks and financial risks. Operational risks are managed by the operative units and financial risks by the Group Treasury function.

Operational risks

Operational risks include general economic conditions and consumer spending particularly in North America and Europe, where the majority of the Group's products are sold. An economic downturn in these markets may have an adverse effect on Group earnings.

Demand for the Group's products is also dependent on weather conditions. Demand for such products as lawn mowers and tractors tends to decline in dry weather, whereas demand for chainsaws increases after storms.

Husqvarna's operations are also subject to seasonal variations. The peak demand season for Consumer Products and Commercial Lawn and Garden is normally the second quarter, while the peak season for chainsaws is normally the third quarter. Husqvarna has adapted its production processes and supply chain to respond to these conditions. However, parameters such as cash flow and production follow the seasonal variations in demand, which results in relatively greater risk exposure for the Group during concentrated periods of time.

Financial risks

Financial risks refer primarily to risks related to exchange rates, interest rates and credit risks. Risk management within the Husqvarna Group is regulated by a financial policy established by the Board of Directors. The increased indebtedness resulting from the acquisitions as well as the seasonality of the Group's operations increases the exposure to changes in both exchange rates and interest rates.

Acquisitions

Husqvarna has completed a number of acquisitions during the past 12 months. Although the Group has historically demonstrated an ability to successfully integrate acquired businesses, such integration always carries certain risks. Net sales can be negatively affected and costs can be higher than anticipated.

For more information on risk factors, see the 2006 Annual Report.

PARENT COMPANY

Net sales for the Parent Company, Husqvarna AB, for the first half 2007 amounted to SEK 5,931m (5,624), of which SEK 4,567m (4,220) related to sales to Group Companies and SEK 1,364m (1,404) to external customers. Income after financial items amounted to SEK 1,525m (756) including dividends received from subsidiaries of SEK 637m (0). Income for the first half was SEK 1,303m (549).

Investments in tangible and intangible assets during the first half of the year amounted to SEK 113m (114). Liquid funds at the end of the period amounted SEK 9,672m (5,339).

Undistributed earnings in the Parent Company at the end of the period amounted to SEK 7,962m (7,510). During the period a dividend payment to shareholders of SEK 667m was made.

BONUS ISSUE

In accordance with the decision by the Annual General Meeting in April 2007, a bonus issue of 88,877,745 A-shares was implemented as of 16 May. The bonus issue increased the share capital by SEK 178m through re-allocation of funds from unrestricted equity according to the most recent balance sheet. Each existing A- or B-share entitled to one bonus share right for A-shares. Ten bonus share rights entitled to three new A-shares.

Following the bonus issue, the number of A-shares increased from 9,502,275 to 98,380,020. The A-shares' share of the capital thus increased from 3.2% to 25.5% and the share of the votes from 24.9% to 77.4%. The total number of shares after the bonus issues amounts to 385,136,895, of which 98,380,020 A-shares and 286,756,875 B-shares.

AUTHORIZATION FOR NEW SHARE ISSUE

The Annual General meeting resolved to authorize the Board to resolve on the issue of not more than 38.5 million new A- and/or B-shares on one or more occasions, during the period until the Annual General Meeting in 2008. The division between shares of class A and class B shall substantially correspond to the division of shares at the time of the issue of new shares. The price for the new shares shall be based on the prevailing market price. The purpose of the authorization is to facilitate acquisitions where payment will be made in own shares.

REPURCHASE OF OWN SHARES

The Annual General Meeting in Husqvarna AB resolved on 19 April, 2007 to authorize the Board of Directors, during the period until the next Annual General Meeting, to acquire so many shares of class B in the Company, that the Company, after each purchase, owns not more than 3% of the total number of shares in Company.

The Board of Directors of Husqvarna AB resolved on 23 July, 2007, following the AGM's authorization, to acquire not more than 3 851 368 shares of class B in the Company. The acquisitions will be made in cash on the OMX Nordic Exchange Stockholm at a price per share within the registered spread at each given time.

The purpose with the repurchase of the Company's shares is to ensure the Company's future commitment with regard to existing Long Term Incentive programs.

Husqvarna does not own any own shares today.

PRINCIPLES FOR REMUNERATION AND RESOLUTION ON LONG-TERM INCENTIVE PROGRAM

The Annual General Meeting decided to approve the Board of Directors' proposal for remuneration principles for Husqvarna's Group management. The Annual General Meeting also approved, in accordance with the Board's proposal, to adopt a performance based long-term incentive program.

The Board of Directors and the CEO certify that, according to our knowledge, the half-year report has been prepared in accordance with the accounting principles applicable to Swedish listed companies, that the information provided presents a fair overview of the facts, and that nothing of a significant nature which could influence the view created by the report has been omitted.

Stockholm, 24 July 2007

Lars Westerberg
Chairman of the Board

Peggy Bruzelius
Board member

Robert F. Connolly
Board member

Börje Ekholm
Board member

Tom Johnstone
Board member

Anders Moberg
Board member

Gun Nilsson
Board member

Peder Ramel
Board member

Malin Björnberg
Employee representative
Board member

Annika Ögren
Employee representative
Board member

Bengt Andersson
President and CEO

PRESENTATION AND TELEPHONE CONFERENCE

A telephone conference will be held at 14.00 CET on 24 July 2007.

To participate please dial:
+46 (0)8 5052 0114 (Sweden) or +44 (0)20 7162 0125 (UK).

A replay of the conference will be available at the Group's website www.husqvarna.com/ir.

NEXT REPORT

The report for the third quarter of 2007 will be published on 19 October 2007.

This interim report comprises information which Husqvarna is required to disclose under the Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act. It was released for publication at 08.00 CET on 24 July 2007.

This report has not been subject to any review by independent auditors.

CONSOLIDATED INCOME STATEMENT

SEKm	Q2 2007	Q2 2006 Pro forma	Q2 2006 Combined	First half 2007	First half 2006 Pro forma	First half 2006 Combined	Full year 2006 Pro forma	Full year 2006 Combined
Net sales	**12,048**	**10,133**	**10,133**	**21,262**	**19,471**	**19,471**	**29,402**	**29,402**
Cost of goods sold	-8,422	-7,501	-7,501	-15,329	-14,621	-14,621	-21,477	-21,477
Gross operating income	**3,626**	**2,632**	**2,632**	**5,933**	**4,850**	**4,850**	**7,925**	**7,925**
Selling expense	-1,500	-1,056	-1,056	-2,534	-2,108	-2,108	-3,727	-3,727
Administrative expense	-369	-301	-301	-658	-542	-542	-1,086	-1,086
Other operating income/expenses	1	0	0	1	4	4	9	9
Operating income*)	**1,758**	**1,275**	**1,275**	**2,742**	**2,204**	**2,204**	**3,121**	**3,121**
Margin, %	14.6	12.6	12.6	12.9	11.3	11.3	10.6	10.6
Financial items, net	-230	-121	-112	-338	-258	-207	-429	-378
Income after financial items	**1,528**	**1,154**	**1,163**	**2,404**	**1,946**	**1,997**	**2,692**	**2,743**
Margin, %	12.7	11.4	11.5	11.3	10.0	10.3	9.2	9.3
Taxes	-458	-357	-360	-721	-603	-619	-830	-846
Income for the period	**1,070**	**797**	**803**	**1,683**	**1,343**	**1,378**	**1,862**	**1,897**
Attributable to:								
Equity holders of the Parent Company	1,067	797	803	1,679	1,343	1,378	1,862	1,897
Minority interests in income for the period	3	0	0	4	0	0	0	0
*) Operating income includes:								
Depreciation and amortization	291	216	216	518	453	453	836	836

Earnings per share, SEK[1]	2.77	2.07	2.08	4.36	3.49	3.58	4.83	4.93
After dilution, SEK	2.77	2.07	2.08	4.36	3.49	3.58	4.83	4.93
Number of shares, millions[1]	385.1	385.1	385.1	385.1	385.1	385.1	385.1	385.1

1) Figures for 2006 (restated for the bonus issue) and 2007 are based on the number of shares as of 30 June 2007, i.e. 385,136,895.

CONSOLIDATED BALANCE SHEET

SEKm	30 June 2007	30 June 2006	31 December 2006
Assets			
Property plant and equipment	4,461	3,636	3,575
Goodwill	6,778	1,702	1,780
Other intangible assets	2,658	467	511
Investments in associates	10	7	6
Deferred tax assets	874	791	628
Financial assets	249	173	246
Total non-current assets	**15,030**	**6,776**	**6,746**
Inventories	6,157	4,762	5,165
Trade receivables	8,371	6,647	3,106
Derivatives	164	120	142
Tax receivables	117	47	112
Other current assets	585	559	386
Cash and cash equivalents	1,698	1,262	698
Total current assets	**17,092**	**13,397**	**9,609**
Total assets	**32,122**	**20,173**	**16,355**
Assets pledged	47	42	38
Equity and liabilities			
Total equity attributable to equity holders of the Parent Company	7,296	5,891	6,252
Minority interests	38	1	12
Total equity	**7,334**	**5,892**	**6,264**
Long-term borrowings	10,375	4,681	4,683
Deferred tax liabilities	1,478	519	567
Provisions for pensions and other post-employment benefits	1,097	357	363
Other provisions	588	509	477
Total non-current liabilities	**13,538**	**6,066**	**6,090**
Trade payables	3,490	2,442	2,209
Tax liabilities	438	435	233
Other liabilities	2,318	1,763	1,096
Short-term borrowings	4,763	3,388	303
Derivatives	101	85	104
Other provisions	140	102	56
Total current liabilities	**11,250**	**8,215**	**4,001**
Total equity and liabilities	**32,122**	**20,173**	**16,355**
Contingent liabilities	98	82	41

CONSOLIDATED CASH FLOW STATEMENT

SEKm	Q2 2007	Q2 2006 Pro forma	Q2 2006 Combined	First half 2007	First half 2006 Pro forma	First half 2006 Combined	Full year 2006 Pro forma	Full year 2006 Combined
Operations								
Income after financial items	1,528	1,154	1,163	2,404	1,946	1,997	2,692	2,743
Depreciation and amortization	291	216	216	518	453	453	836	836
Change in accrued and prepaid interest	43	24	24	63	24	24	1	1
Taxes paid	-270	-357	-116	-481	-603	-306	-903	-606
Cash flow from operations, excluding change in operating assets and liabilities	**1,592**	**1,037**	**1,287**	**2,504**	**1,820**	**2,168**	**2,626**	**2,974**
Change in operating assets and liabilities								
Change in inventories	657	1,258	1,258	267	1,254	1,254	716	716
Change in trade receivables	1,229	1,015	922	-3,459	-3,559	-3,559	2	2
Change in trade payables	-138	-447	-445	696	-1,605	-1,605	-1,787	-1,787
Change in other current assets	-97	-212	-212	-68	-28	-28	141	141
Change in other operating liabilities and provisions	249	62	139	813	472	746	-266	8
Cash flow from operating assets and liabilities	**1,900**	**1,676**	**1,662**	**-1,751**	**-3,466**	**-3,192**	**-1,194**	**-920**
Cash flow from operations	**3,492**	**2,713**	**2,949**	**753**	**-1,646**	**-1,024**	**1,432**	**2,054**
Investments								
Acquisitions of operations	-1,636	-	-	-8,856	-193	-193	-558	-558
Capital expenditure in property, plant and equipment	-216	-160	-160	-345	-398	-398	-735	-735
Capitalization of product development and software	-40	-45	-45	-75	-73	-73	-155	-155
Other	2	-4	-4	10	-39	-39	-7	-7
Cash flow from investments	**-1,890**	**-209**	**-209**	**-9,266**	**-703**	**-703**	**-1,455**	**-1,455**
Total cash flow from operations and investments	**1,602**	**2,504**	**2,740**	**-8,513**	**-2,349**	**-1,727**	**-23**	**599**
Financing								
Change in short-term investments	-67	256	256	25	256	-15	233	-38
Change in interest-bearing liabilities	-177	-2,230	-6,272	10,188	2,623	-712	-224	-3,559
Dividend	-667	-	-	-667	-	-	-	-
Dividend/Group contribution to Electrolux	-	-	-	-	-	-777	-	-777
Contribution from Electrolux	-	-	4,250	-	-	4,250	-	4,250
Cash flow from financing	**-911**	**-1,974**	**-1,766**	**9,546**	**2,879**	**2,746**	**9**	**-124**
Total cash flow	**691**	**530**	**974**	**1,033**	**530**	**1,019**	**-14**	**475**
Cash and cash equivalents at beginning of period	1,060	729	311	698	729	267	729	267
Exchange-rate differences	-53	3	-23	-33	3	-24	-17	-44
Cash and cash equivalents at end of period	1,698	1,262	1,262	1,698	1,262	1,262	698	698

NET SALES BY BUSINESS AREA

SEKm	Q2 2007	Q2 2006	Change, %	Change, adjusted for currency and acquisitions, %[1]	First half 2007	First half 2006	Change, %	Change, adjusted for currency and acquisitions, %[1]
Consumer Products	**8,418**	6,993	20	1	**14,625**	13,533	8	2
Professional Products	**3,630**	3,140	16	2	**6,637**	5,938	12	5
Total	**12,048**	10,133	19	1	**21,262**	19,471	9	3

1) Including both transaction and translation effects excluding acquisitions.

OPERATING INCOME BY BUSINESS AREA

SEKm	Q2 2007	Q2 2006	Change, %	Change, adjusted for currency and acquisitions, %[1]	First half 2007	First half 2006	Change, %	Change, adjusted for currency and acquisitions, %[1]
Consumer Products	1,164	734	59	8	1,685	1,237	36	9
Margin, %	*13.8*	*10.5*			*11.5*	*9.1*		
Professional Products	642	576	12	4	1,152	1,031	12	4
Margin, %	*17.7*	*18.3*			*17.4*	*17.4*		
Total business areas	**1,806**	1,310	38	6	**2,837**	2,268	25	7
Margin, %	*15.0*	*12.9*			*13.3*	*11.6*		
Group common costs etc.	-48	-35			-95	-64		
Total	**1,758**	1,275	38	5	**2,742**	2,204	24	5
Margin, %	*14.6*	*12.6*			*12.9*	*11.3*		

1) Including both transaction and translation effects and excluding acquisitions.

KEY RATIOS

	Q2 2007	Q2 2006 Pro forma	Q2 2006 Combined	First half 2007	First half 2006 Pro forma	First half 2006 Combined	Full year 2006 Pro forma	Full year 2006 Combined
Net sales, SEKm	**12,048**	10,133	10,133	**21,262**	19,471	19,471	29,402	29,402
Operating income, SEKm	**1,758**	1,275	1,275	**2,742**	2,204	2,204	3,121	3,121
Net sales growth, %	**19**	4	4	**9**	11	11	2	2
Gross margin, %	**30.1**	26.0	26.0	**27.9**	24.9	24.9	27.0	27.0
Operating margin, %	**14.6**	12.6	12.6	**12.9**	11.3	11.3	10.6	10.6
Working capital, SEKm	**7,159**	6,408	6,408	**7,159**	6,408	6,408	4,335	4,335
Return on capital employed, %	-	-	-	**22.8**	24.2	25.7	23.8	24.1
Return on equity, %	-	-	-	**33.7**	36.9	55.7	32.5	43.2
Earnings per share, SEK[1]	**2.77**	2.07	2.08	**4.36**	3.49	3.58	4.83	4.93
Capital-turnover rate, times	-	-	-	**2.1**	2.6	2.6	2.4	2.4
Operating cash flow, SEKm	**3,238**	2,504	2,740	**343**	-2,156	-1,534	535	1,157
Net debt/equity ratio	-	-	-	**1.82**	1.15	1.15	0.68	0.68
Capital expenditure, SEKm	**256**	205	205	**420**	471	471	890	890
Average number of employees	-	-	-	**15,920**	11,824	11,824	11,412	11,412

1) Figures for 2006 (restated for the bonus issue) and 2007 are based on the number of shares as of 30 June 2007, i.e. 385,136,895.

NET SALES AND INCOME BY QUARTER

Net sales and income		Q1	Q2	Q3	Q4	Full year
Net sales, SEKm	**2007**	**9,214**	**12,048**			
	2006	9,338	10,133	5,392	4,539	29,402
Operating income, SEKm	**2007**	**984**	**1,758**			
	Margin, %	*10.7*	*14.6*			
	2006	929	1,275	571	346	3,121
	Margin, %	*9.9*	*12.6*	*10.6*	*7.6*	*10.6*
Income after financial items, SEKm	**2007**	**876**	**1,528**			
	Margin, %	*9.5*	*12.7*			
	2006	792[1]	1,154[1]	467	279	2,692[1]
	Margin, %	*8.5*[1]	*11.4*[1]	*8.7*	*6.1*	*9.2*[1]
Income for the period, SEKm	**2007**	**613**	**1,070**			
	2006	546[1]	797[1]	322	197	1,862[1]
Earnings per share, SEK [2]	**2007**	**1.59**	**2.77**			
	2006	1.42[1]	2.07[1]	0.84	0.50	4.83[1]

1) Pro forma.

2) Figures for 2006 (restated for the bonus issue) and 2007 are based on the number of shares as of 30 June 2007, i.e. 385,136,895.

NET SALES BY BUSINESS AREA PER QUARTER

SEKm		Q1	Q2	Q3	Q4	Full year
Consumer Products	**2007**	**6,207**	**8,418**			
	2006	6,540	6,993	2,774	2,028	18,335
Professional Products	**2007**	**3,007**	**3,630**			
	2006	2,798	3,140	2,618	2,511	11,067
Total	**2007**	**9,214**	**12,048**			
	2006	9,338	10,133	5,392	4,539	29,402

OPERATING INCOME BY BUSINESS AREA PER QUARTER

SEKm		Q1	Q2	Q3	Q4	Full year
Consumer Products	**2007**	**521**	**1,164**			
	Margin, %	*8.4*	*13.8*			
	2006	503	734	164	14	1,415
	Margin, %	*7.7*	*10.5*	*5.9*	*0.7*	*7.7*
Professional Products	**2007**	**510**	**642**			
	Margin, %	*17.0*	*17.7*			
	2006	455	576	447	397	1,875
	Margin, %	*16.3*	*18.3*	*17.1*	*15.8*	*16.9*
Group common costs etc.	**2007**	**-47**	**-48**			
	2006	-29	-35	-40	-65	-169
Total	**2007**	**984**	**1,758**			
	Margin, %	*10.7*	*14.6*			
	2006	929	1,275	571	346	3,121
	Margin, %	*9.9*	*12.6*	*10.6*	*7.6*	*10.6*

NET SALES AND OPERATING INCOME, 12 MONTHS ROLLING

SEKm		Q1	Q2	Q3	Q4
Net sales, SEKm	**2007**	**29,278**	**31,193**		
	2006	30,226	30,629	29,863	29,402
Operating income, SEKm	**2007**	**3,176**	**3,659**		
	Margin, %	*10.8*	*11.7*		
	2006	3,042	3,155	3,102	3,121
	Margin, %	*10.1*	*10.3*	*10.4*	*10.6*

CHANGE IN GROUP EQUITY

	First half 2007			First half 2006			Full year 2006		
SEKm	Equity	Minority interest	Total equity	Equity	Minority interest	Total equity	Equity	Minority interest	Total equity
Opening balance	**6,252**	**12**	**6,264**	**2,416**	**0**	**2,416**	**2,416**	**0**	**2,416**
Transactions in equity, net[1]	-	-	-	-1,913	-	-1,913	-1,903	-	-1,903
Dividend	-667	-	-667	-	-	-	-	-	-
Unconditional shareholder contribution[2]	-	-	-	4,250	-	4,250	4,250	-	4,250
Change in hedge reserve	-45	-	-45	35	-	35	61	-	61
Translation difference	75	-	75	-279	-	-279	-476	-	-476
Share-based payment	2	-	2	4	-	4	7	-	7
Other	-	22	22	-	1	1	-	12	12
Income for the period	1,679	4	1,683	1,378	0	1,378	1,897	0	1,897
Closing balance	**7,296**	**38**	**7,334**	**5,891**	**1**	**5,892**	**6,252**	**12**	**6,264**

1) Mainly effects of transfer of operations from Electrolux and dividend/group contributions from Husqvarna to Electrolux

2) An unconditional shareholder's contribution of SEK 4,250m from Electrolux 15 May 2006 in order to adjust the capital structure of Husqvarna AB prior to distribution.

THREE YEAR REVIEW

Combined	2006	2005	2004[1]
Net sales, SEKm	29,402	28,768	27,202
Operating income, SEKm	3,121	2,898	2,983
Net sales growth, %	2	6	1
Gross margin, %	27.0	26.6	26.9
Operating margin, %	10.6	10.1	11.0
Return on capital employed, %	24.1	31.0	31.1
Return on equity, %	43.2	46.0	41.9
Capital turn-over rate, times	2.4	2.6	2.9
Operating cash flow, SEKm	1,157	1,736	2,073
Capital expenditure, SEKm	890	1,259	1,040
Average number of employees	11,412	11,681	11,657

1) Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.

ACQUISITIONS DURING 2007

Date of consolidation	Company	Business area	Consideration paid [1], SEKm	Acquired Net debt, SEKm	Enterprise value[1], SEKm	Annual net sales[2], SEKm
1 February 2007	Klippo AB	Professional products	222	5	227	150
28 February 2007	King Concepts	Professional products	125	2	127	30
31 March 2007	Gardena AG	Consumer Products	2,940	3,938	6,878	3,800
1 April 2007	Zenoah	Professional products	1,015	73	1,088	1,200
1 June 2007	Soff-Cut	Professional products	303	235	538	240
Total			**4,605**	**4,253**	**8,858**	**5,420**

1) Including acquisition cost
2) Financial year for Gardena 1 October - 30 September 2006; for Zenoah 1 April - 31 March 2006; for King Concepts 1 July - 30 June 2006.

SPECIFICATION OF ALL NET ASSETS ACQUIRED AND GOODWILL

SEKm	Acquired companies book values	Fair value adjustment	Fair value, acquisition balance
Goodwill	1,957	-1,957	0
Other intangible assets	181	1,990	2,171
Property, plant and equipment	1,011	4	1,015
Other non-current assets	188	14	202
Inventories	1,152	53	1,205
Trade receivables	1,787	0	1,787
Other operating assets	198	0	198
Trade payables	-598	0	-598
Other operating liabilities	-1,408	-799	-2,207
Net debt	-4,253	0	-4,253
Net identifiable assets	**215**	**-695**	**-480**
Goodwill			5,085
Consideration paid			**4,605**
Cash and cash equivalents acquired			-147
Net cash paid			**4,458**

The acquisition balances are preliminary and will be finalized in the year-end closing.The acquisitions total contribution to the Group's net sales end of June amounted to SEK 2,178m with an operating result of SEK 459m.

GARDENA

Gardena is the most significant acquisition during 2007 and is therefore also shown separately below. The acquisition balance is preliminary and will be finalized in the year-end closing.

SEKm	Acquired companies book values	Fair value adjustment	Fair value, acquisition balance
Goodwill	1,774	-1,774	0
Other intangible assets	159	1,883	2,042
Property, plant and equipment	888	0	888
Other non-current assets	161	13	174
Inventories	845	53	898
Trade receivables	1,188	0	1,188
Other operating assets	151	0	151
Trade payables	-311	0	-311
Other operating liabilities	-1,255	-766	-2,021
Net debt	-3,938	0	-3,938
Net identifiable assets	**-338**	**-591**	**-929**
Goodwill			3,869
Consideration paid			**2,940**
Cash and cash equivalents acquired			-102
Net cash paid			**2,838**

The majority of the other intangible assets consist of the trademark Gardena, which has been deemed to have indefinite life. The inventory has been valued to fair value at the date of acquisition, which has increased the purchased inventory by SEK 53m. Due to Gardena's high turnover of inventory in the second quarter the full amount has been charged to the income statement during this quarter. The Gardena operation's net sales during the second quarter amounted to SEK 1,741m with an operating result of SEK 473m, excluding the above mentioned charge for the Group.

PARENT COMPANY

INCOME STATEMENT

SEKm	Q2 2007	Q2 2006	First half 2007	First half 2006	Full year 2006
Net sales	**2,840**	2,710	**5,931**	5,624	9,404
Gross Operating income	**762**	671	**1,537**	1,308	2,384
Operating income	**396**	374	**851**	747	1,324
Income after financial items	**1,081**	371	**1,525**	756	1,405
Income before taxes	**1,088**	375	**1,542**	767	1,148
Income for the period	**940**	257	**1,303**	549	810

BALANCE SHEET

SEKm	30 June 2007	30 June 2006	31 December 2006
Non-current assets	4,168	4,000	4,172
Current assets	23,203	15,334	13,845
Total assets	**27,371**	**19,334**	**18,017**
Equity	8,754	8,126	8,131
Untaxed reserves	644	392	661
Provisions	42	38	63
Interest-bearing liabilities	15,940	8,975	7,204
Current liabilities	1,991	1,803	1,958
Total equity and liabilities	**27,371**	**19,334**	**18,017**

DEFINITIONS

Capital indicators

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables, less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.
Operating working capital	Inventories and trade receivables less accounts payable.
Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables, less operating liabilities and non-interest-bearing provisions.
Net borrowings	Total interest-bearing liabilities less liquid funds.
Liquid funds	Cash and cash equivalents, short term investments as well as fair value derivative assets.
Net debt/equity ratio	Net borrowings in relation to total adjusted equity.
Equity/assets ratio	Equity as a percentage of total assets.
Capital employd	Total liabilities and equity less non-interest bearing debt including deferred tax liability

Other key ratios

Earnings per share	Income for the period divided by the number of shares.
Net sales growth	Net sales as a percentage of the preceding period.
Gross margin	Gross operating income as a percentage of net sales.
Operating margin	Operating income as a percentage of net sales.
Return on equity	Income for the period as a percentage of average equity.
Return on capital employed	Operating income plus financial income as a percentage of average capital employed.
Operating cash flow	Total cash flow from operations and investments, excluding acquisitions and divestments of operations.
EBITDA	Earnings before interests, taxes, depreciation and amortization
Capital expenditure	Property, plant and equipment and capitalization of product development and software.

Factors affecting forward-looking statements

This report contains forward-looking statements in the sense referred to in the American Private Securities Litigation Reform Act of 1995. Such statements comprise, among other things, financial goals, goals of future business and financial plans. These statements are based on present expectations and are subject to risks and uncertainties that may give rise to major deviations of the result due to several aspects. These aspects include, among other things: consumer demand and market conditions in the geographical areas and lines of business in which Husqvarna operates, the effects of currency fluctuations, downward pressure on prices due to competition, a material reduction of sales by important distributors, any success in developing new products and in marketing, outcome of any product responsibility litigation, progress when it comes to reach the goals set for productivity and efficient use of capital, successful identification of growth opportunities and acquisition objects, and to integrate these into the existing business and successful achievement of goals to make the supply chain more efficient.

END